Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
OPKO HEALTH, INC.

OPKO Health, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST:    At a regular meeting of the Board of Directors of the Corporation held on April 10, 2019, the Board of Directors adopted, approved and declared advisable an amendment to the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate”) that increased the Corporation’s authorized shares of common stock.

SECOND:    At the Annual Meeting of the Stockholders of the Corporation held on June 20, 2019, the Stockholders adopted and approved an amendment to the Certificate that increased the Corporation’s authorized shares of common stock.

THIRD:    The Certificate is hereby amended by deleting the first sentence in Paragraph 4.1 of Article IV in its entirety and inserting the following in lieu thereof:

“The total number of shares of capital stock which the Corporation shall have authority to issue is One Billion Ten Million (1,010,000,000) shares, consisting of: One Billion (1,000,000,000) shares of common stock, par value $0.01 per share (the “Common Stock”), and Ten Million (10,000,000) shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).”

FOURTH:    This Certificate of Amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

[Signature on following page]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 20th day of June, 2019.

By: /s/Steven D. Rubin
Name: Steven D. Rubin
Title: Executive Vice President